Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2015 RESULTS

February 26, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2015.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2015	2014	2015	2014

Sales	$8,568	$8,790	$32,134	$34,403

Adjusted EBIT(1)	$656	$714	$2,529	$2,681

Income from continuing operations before income taxes	$624	$696	$2,651	$2,605

Net income from continuing operations attributable to Magna International Inc.	$483	$516	$1,946	$1,924

Diluted earnings per share from continuing operations	$1.19	$1.23	$4.72	$4.44

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)   Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements.

Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other (income) expense, net.

BASIS OF PRESENTATION

In the third quarter of 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Press Release reflects the results of continuing operations, unless otherwise noted.

THREE MONTHS ENDED DECEMBER 31, 2015

We posted sales of $8.6 billion for the fourth quarter ended December 31, 2015, a decrease of 3% from the fourth quarter of 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, had a significant negative impact on our reported sales for the fourth quarter of 2015.  Foreign currency translation reduced our sales by approximately $770 million, as compared to the fourth quarter of 2014.  Excluding the impact of foreign currency translation, our sales increased 6% in the fourth quarter of 2015, compared to the fourth quarter of 2014.  North American light vehicle production increased 4% to 4.5 million units and European light vehicle production increased 7% to 5.5 million units in the fourth quarter of 2015, compared to the fourth quarter of 2014.

Excluding the impact of foreign currency translation, our complete vehicle assembly sales decreased 3% in the fourth quarter of 2015, compared to the fourth quarter of 2014.  Complete vehicle assembly volumes decreased 24% to approximately 25,000 units.

During the fourth quarter of 2015, income from continuing operations before income taxes was $624 million, net income from continuing operations attributable to Magna International Inc. was $483 million and diluted earnings per share from continuing operations were $1.19, decreases of $72 million, $33 million and $0.04 respectively, each compared to the fourth quarter of 2014.

For the fourth quarter of 2015, other expense (income) negatively impacted income from continuing operations before income taxes by $15 million, net income from continuing operations attributable to Magna International Inc. by $15 million, and diluted earnings per share from continuing operations by $0.03, respectively.

During the fourth quarter ended December 31, 2015, we generated cash from operations of $773 million before changes in operating assets and liabilities and $243 million in operating assets and liabilities. Total investment activities for the fourth quarter of 2015 were $894 million, including $604 million in fixed asset additions, $221 million in acquisitions and $69 million in investments and other assets.

YEAR ENDED DECEMBER 31, 2015

We posted sales of $32.1 billion for the year ended December 31, 2015, a decrease of 7% from the year ended December 31, 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, had a significant negative impact on our reported sales in 2015.  Foreign currency translation reduced our sales by approximately $3.35 billion, as compared to 2014.  Excluding the impact of foreign currency translation, our sales increased 3% in 2015, compared to 2014.

In 2015, vehicle production increased 3% to 17.5 million units in North America and increased 4% to 21.0 million units in Europe, each compared to 2014.

Excluding the impact of foreign currency translation, our complete vehicle assembly sales decreased 10% in 2015, compared to 2014.  Complete vehicle assembly volumes decreased 23% to approximately 104,000 units.

For the year ended December 31, 2015, income from continuing operations before income taxes was $2.7 billion, net income from continuing operations attributable to Magna International Inc. was $1.9 billion and diluted earnings per share from continuing operations were $4.72 increases of $46 million, $22 million and $0.28, respectively, each compared to 2014.

For the year ended December 30, 2015, other expense (income) positively impacted income from continuing operations before income taxes by $166 million, net income from continuing operations attributable to Magna International Inc. by $95 million, and diluted earnings per share from continuing operations by $0.23 respectively.

During 2015, we generated cash from operations before changes in operating assets and liabilities of $2.7 billion, and invested $344 million in operating assets and liabilities. Total investment activities for 2015 were $2.0 billion, including $1.6 billion in fixed asset additions, $222 million in acquisitions and $221 million in investments other assets.

Don Walker, Magna’s Chief Executive Officer commented: “Overall, we are satisfied with the progress we made during 2015.  We took important steps to reposition our product portfolio for the future, in particular entering into a transaction to acquire Getrag, and disposing of substantially all of our interiors business.

On the operations front, excluding the negative translation impact from the strengthening of the U.S. dollar, we reported strong results. We have experienced some challenges in certain facilities which we are working to overcome.

Looking forward, we are excited about Magna’s future.  We are confident that our ability to integrate our vast capabilities, a competitive advantage compared to our peers, together with our accelerated innovation activities, leave us well positioned to remain a key supplier partner to automotive manufacturers.  We believe this strong positioning will enable us to drive continued growth.”

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2015 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

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INCREASED QUARTERLY CASH DIVIDEND

Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended December 31, 2015. The Board increased the dividend by 14% to $0.25 per share.  This dividend is payable on March 24, 2016 to shareholders of record on March 11, 2016.

Vince Galifi, Magna’s Chief Financial Officer, stated: “Our quarterly dividend of $0.25, an increase of 14%, represents a record dividend rate for Magna.  This is the sixth straight year of dividend increase in the fourth quarter, reflecting our commitment to returning capital to shareholders and the ongoing confidence our Board has in Magna’s future.”

UPDATED 2016 OUTLOOK

Light Vehicle Production (Units)
North America	18.0 million
Europe	21.0 million

Production Sales
North America	$19.2 billion - $19.8 billion
Europe	$8.6 billion - $9.0 billion
Asia	$2.1 billion - $2.3 billion
Rest of World	$0.4 billion - $0.5 billion
Total Production Sales	$30.3 billion - $31.6 billion

Complete Vehicle Assembly Sales	$1.7 billion - $2.0 billion

Total Sales	$34.6 billion - $36.3 billion

Adjusted EBIT(1)	High 7% range

Interest Expense, net	Approximately $80 million

Tax Rate(2)	25% – 26%

Capital Spending	$1.8 billion - $2.0 billion

(1)             We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.  Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

(2)             Excluding other expense (income), net

In this outlook, in addition to 2016 light vehicle production, we have assumed no material unannounced acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 305 manufacturing operations and 93 product development, engineering and sales centres in 29 countries.  We have over 139,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

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We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year end 2015 results on Friday, February 26, 2016 at 8:00 a.m. EST. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-682-8921. The number for overseas callers is 1-303-223-4361. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Monday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2016; complete vehicle assembly sales; Adjusted EBIT; net interest expense; effective income tax rate; fixed asset expenditures; implementation of improvement plans in our underperforming divisions and/or restructuring actions; implementation of our business strategy including repositioning of our product portfolio and our accelerated innovation activities; growth prospects for our business; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing global or regional economic uncertainty; underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; risks of conducting business in foreign markets, including China, Russia, India, Argentina and Brazil and other non-traditional markets for us; legal claims and/or regulatory actions against us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; inability to sustain or grow our business; our ability to successfully compete with other automotive suppliers; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a shift away from technologies in which we are investing; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; a prolonged disruption in the supply of components to us from our suppliers; impairment charges related to goodwill, long-lived assets and deferred tax assets; risk of production disruptions due to natural disasters; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; risks arising due to the failure of a major financial institution; liquidity risks; bankruptcy or insolvency of a major customer or supplier; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

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MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2015 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders.

This MD&A has been prepared as at February 25, 2016.

OVERVIEW

We are a leading global automotive supplier with 292 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. As of December 31, 2015, we have approximately 129,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Operations

2015 marked the sixth consecutive year of increased global light vehicle production. In our two most significant markets, North American light vehicle production increased 3% to 17.5 million units and European light vehicle production increased 4% to 21.0 million units, each in 2015 compared to 2014.

We posted consolidated sales of $32.13 billion in 2015, a decrease of $2.27 billion or 7% from 2014. Although our financial results are reported in U.S. dollars, we also generate sales in various other currencies, including the euro and Canadian dollar. The weakening of these and other functional currencies against the U.S. dollar reduced our reported sales by approximately $3.35 billion in 2015 as compared to 2014. Excluding the negative impact of foreign currency translation, our sales increased 3% compared to 2014.

Overall, our Adjusted EBIT(1) decreased 6% to $2.53 billion in 2015 compared to $2.68 billion in 2014.

During 2015, net income attributable to Magna International Inc. from continuing operations was $1.95 billion, an increase of $22 million compared to 2014 and diluted earnings per share from continuing operations increased $0.28 to $4.72 for 2015 compared to 2014. Excluding the after tax impact of other (income) expense, net, and the Austrian Tax Reform, as discussed in the “Other (income) expense, net” and “Income Taxes” sections, respectively, net Income attributable to Magna International Inc. from continuing operations decreased $146 million and diluted earnings per share from continuing operations decreased $0.12.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other (income) expense, net.

Strategic Repositioning of Product Portfolio

We undertook a number of actions in 2015 to reposition our product portfolio including the expansion of our powertrain product segment, which is expected to grow more rapidly, while exiting other product areas which are not critical to our future growth plans. Some of these actions include:

·                  Agreeing to acquire the Getrag Group of Companies (“Getrag”), one of the world’s largest suppliers of transmissions;

·                  Acquiring Stadco Automotive Ltd. (“Stadco”) a supplier of steel and aluminum stampings as well as vehicle assemblies based in the United Kingdom;

·                  Forming a partnership in China with Chongqing Xingqiaorui (the “Xingqiaorui Partnership”), a Tier one supplier of automotive body-in-white components to Changan Ford;

·                  Buying the head-up display and electronic components business units of Philips & Lite-On Digital Solutions (“PLDS”) in Germany, as well as the PLDS ultrasonic sensor business in Taiwan;

·                  Contributing our aftermarket Jeep roof tops business into a joint venture;

·                  Selling substantially all of our interiors operations (excluding our seating operations); and

·                  Selling our battery pack business.

Capital Structure

In early 2014, we announced our intention to move towards a capital structure that we believe is appropriate for our business, and also to reduce cash levels, while retaining enough cash to manage our day-to-day needs throughout the year. After giving effect to the closing of the Getrag transaction, we have achieved the target capital structure through investments for future growth in the form of capital spending and acquisitions, together with return of capital to shareholders through dividends and share repurchases. Some specific actions that realigned our capital structure include:

·                  Investing $1.29 billion in our business during 2015, including fixed assets, acquisitions net of divestitures, investments and other assets.  In addition, we invested €1.75 billion in cash plus assumed debt in January 2016, to acquire Getrag;

·                  Returning a total of $354 million to shareholders in the form of dividends. On February 25, 2016, our Board of Directors declared a dividend of U.S $0.25 per share;

·                  Returning an additional $515 million to shareholders through the repurchase of 10.6 million shares in 2015; and

·                  Issuance of senior, unsecured debt denominated in U.S. dollars, Canadian dollars and euro, respectively.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

·                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

·                      the long-term growth of the automotive industry in China, India and other non-traditional markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

·                      the growth of the B to D vehicle segments (subcompact to mid-size cars), particularly in developing markets;

·                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

·                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

·                      the growing importance of electronics in the automotive value chain;

·                      the consolidation of automotive suppliers; and

·                      the exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

·                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, rising unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence. Consumer confidence has a significant impact on consumer demand for vehicles, which in turn impacts, vehicle production. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability.

·                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar or euro, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

·                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas, and these regulators or those in other jurisdictions could choose to initiate investigations in these or other product areas.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties  taking into account several mitigating and aggravating factors.

At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigation or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

·                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

·                      Although we are working to turn around underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term or that the expected improvements will be fully realized or realized at all. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

·                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; and pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs; pressure to assume or offset commodities cost increases; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have a material adverse effect on our profitability.

·                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities,  as well as factors related to manufacturing processes, tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

·                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, and/or such acquisitions may be dilutive in the short to medium term, which could have a material adverse effect on our profitability.

·                      The successful completion of one or more significant acquisitions could increase our risk profile, including through the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company facilities and/or personnel or other limitations in the due diligence process. Additionally, we may identify risks and liabilities through our acquisition due diligence efforts that we are not able to sufficiently mitigate through appropriate contractual protections. The realization of any such risks could have a material adverse effect on our profitability.

·                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Fiat Chrysler, Ford, Daimler, Volkswagen and BMW. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

·                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

·                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Japanese, Korean and Chinese-based OEMs generally lags that of our largest customers, due in part to the existing relationships between such OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with Asian-based OEMs could have a material adverse effect on our profitability.

·                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Eastern Europe, Thailand, Brazil and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

·                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

·                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

·                      Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

·                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors have greater market share than we do in some product areas or geographic regions, or increasing market share in product areas or geographic regions which are experiencing higher growth rates. As the trends towards globalization and consolidation of automotive suppliers continue, we expect our competitors will be larger and have greater access to financial and other resources than is currently the case. We may also face new, global competitors in some product areas which emerge from non-traditional markets, such as China, and act as industry consolidators. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

·                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

·                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

·                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

·                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability. Some of our manufacturing facilities generate a significant amount of scrap steel and recover some of the value through scrap steel sales. Scrap steel prices declined significantly in 2015 and may decline further, which could have an adverse effect on our profitability.

·                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production or acquired by us. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

·                      Our manufacturing facilities are subject to risks associated with natural disasters or other catastrophic event, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters or catastrophic event could cause the total or partial destruction of our or our sub-supplier’s manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster or catastrophic event at a manufacturing facility could have a material adverse effect on our operations and profitability.

·                      The reliability and security of our information technology (IT) systems is important to our business and operations. Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our or our customers’ intellectual property or confidential information. If any of the foregoing events occurs, we may be subject to a number of consequences, including reputational damage, which could have a material adverse effect on our Company.

·                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

·                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our Management’s Discussion & Analysis, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

·                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

·                      We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

·                      We believe we will have sufficient financial resources available to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, as a result of the reduction of our excess cash in connection with our capital structure strategy, we may have less financial flexibility than we have had in the last few years. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

·                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

·                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2015	2014	Change		2015	2014	Change

1 Canadian dollar equals U.S. dollars	0.749	0.881	-	15%	0.784	0.906	-	13%
1 euro equals U.S. dollars	1.094	1.250	-	12%	1.111	1.330	-	16%
1 British pound equals U.S. dollars	1.516	1.583	-	4%	1.529	1.648	-	7%
1 Chinese renminbi equals U.S. dollars	0.156	0.163	-	4%	0.159	0.162	-	2%
1 Brazilian real equals U.S. dollars	0.260	0.393	-	34%	0.305	0.426	-	28%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2015 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2015

Sales

	For the year ended December 31,
	2015	2014	Change

Vehicle Production Volumes (millions of units)
North America	17.473	17.003	+	3%
Europe	20.992	20.108	+	4%

Sales
External Production
North America	$17,759	$17,398	+	2%
Europe	7,252	8,843	-	18%
Asia	1,612	1,579	+	2%
Rest of World	454	668	-	32%
Complete Vehicle Assembly	2,357	3,160	-	25%
Tooling, Engineering and Other	2,700	2,755	-	2%
Total Sales	$32,134	$34,403	-	7%

External Production Sales - North America

External production sales in North America increased 2% or $361 million to $17.76 billion for 2015 compared to $17.40 billion for 2014, primarily as a result of the launch of new programs during or subsequent to 2014, including the:

·                  Ford Transit;

·                  Ford Mustang;

·                  Ford Edge;

·                  Chevrolet Colorado and GMC Canyon; and

·                  Mercedes-Benz C-Class; and

·                  GM full-size SUVs.

These factors were partially offset by:

·                  an $863 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

·                  lower production sales on existing programs;

·                  net divestitures during or subsequent to 2014, which negatively impacted sales by $87 million; and

·                  net customer price concessions subsequent to 2014.

External Production Sales - Europe

External production sales in Europe decreased 18% or $1.59 billion to $7.25 billion for 2015 compared to $8.84 billion for 2014, primarily as a result of:

·                  a $1.46 billion decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble, Czech koruna and Polish zloty;

·                  lower production sales on existing programs;

·                  programs that ended production during or subsequent to 2014; and

·                  net customer price concessions subsequent to 2014.

These factors were partially offset by the launch of new programs during or subsequent to 2014, including the:

·                  Volkswagen Caddy;

·                  Volkswagen Passat;

·                  Ford Transit:

·                  BMW 2-Series; and

·                  BMW X4.

External Production Sales - Asia

External production sales in Asia increased 2% or $33 million to $1.61 billion for 2015 compared to $1.58 billion for 2014, primarily as a result of:

·                  the launch of new programs during or subsequent to 2014, primarily in China and India; and

·                  acquisitions subsequent to 2014, including the Xingqiaorui Partnership, which positively impacted sales by $18 million.

These factors were partially offset by:

·                  a $47 million decrease in reported U.S. dollar as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi;

·                  lower production sales on existing programs; and

·                  net customer price concessions subsequent to 2014.

External Production Sales - Rest of World

External production sales in Rest of World decreased 32% or $214 million to $454 million for 2015 compared to $668 million for 2014, primarily as a result of:

·                  a $149 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real; and

·                  lower production sales on existing programs.

These factors were partially offset by:

·                  the launch of new programs during or subsequent to 2014, primarily in Brazil; and

·                  net customer price increases subsequent to 2014.

Complete Vehicle Assembly Sales

	For the year ended December 31,
	2015	2014	Change

Complete Vehicle Assembly Sales	$2,357	$3,160	-	25%

Complete Vehicle Assembly Volumes (Units)	103,904	135,126	-	23%

Complete vehicle assembly sales decreased 25% or $803 million to $2.36 billion for 2015 compared to $3.16 billion for 2014 and assembly volumes decreased 23% or 31,222 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

·                  a $494 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

·                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

·                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 2% or $55 million to $2.70 billion for 2015 compared to $2.76 billion for 2014.

In 2015, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Chevrolet Cruze;

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Ford F-Series and F-Series Super Duty;

·                  Audi A4;

·                  MINI Countryman;

·                  Chevrolet Equinox and GMC Terrain;

·                  Ford Edge;

·                  Chrysler Pacifica and Dodge Caravan;

·                  BMW 2-Series; and

·                  Mercedes-Benz M-Class.

In 2014, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Ford Transit;

·                  MINI Countryman;

·                  Ford Mustang;

·                  QOROS 3;

·                  Ford F-Series and F-Series Super Duty;

·                  Mercedes-Benz M-Class;

·                  BMW X4;

·                  Mercedes-Benz C-Class; and

·                  Volkswagen Golf;

The weakening of certain foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Czech koruna had an unfavourable impact of $332 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the year ended December 31,
	2015	2014

Sales	$32,134	$34,403

Cost of goods sold
Material	20,270	21,864
Direct labour	2,115	2,130
Overhead	5,174	5,474
	27,559	29,468
Gross margin	$4,575	$4,935

Gross margin as a percentage of sales	14.2%	14.3%

Cost of goods sold decreased $1.91 billion to $27.56 billion for 2015 compared to $29.47 billion for 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar cost of goods sold as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Canadian dollar;

·                  decreased commodity costs;

·                  lower warranty costs of $20 million;

·                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014; and

·                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

·                  higher material, overhead and labour costs associated with the increase in local currency sales, in particular in North America;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  lower recoveries associated with scrap steel; and

·                  higher launch costs.

Gross margin decreased $360 million to $4.58 billion for 2015 compared to $4.94 billion for 2014 and gross margin as a percentage of sales decreased to 14.2% for 2015 compared to 14.3% for 2014. The decrease in gross margin as a percentage of sales was primarily due to:

·                  lower recoveries associated with scrap steel;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  higher launch costs; and

·                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins.

These factors were partially offset by:

·                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

·                  a decrease in the proportion of sales earned in Europe relative to total sales, which have a lower margin than our consolidated average;

·                  decreased commodity costs;

·                  lower warranty costs;

·                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014; and

·                  productivity and efficiency improvements at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs decreased $43 million to $802 million for 2015 compared to $845 million for 2014. The lower depreciation and amortization was primarily as a result of a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar partially offset by higher depreciation related to new facilities and increased capital employed at existing facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.5% for 2015 compared to 4.7% for 2014. SG&A expense decreased $164 million to $1.45 billion for 2015 compared to $1.61 billion for 2014 primarily as a result of:

·                  the weakening of the euro, Canadian dollar, Russian ruble and Brazilian real, each against the U.S. dollar; and

·                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

These factors were partially offset by:

·                  higher costs to support our global compliance programs;

·                  costs related to the investment in our information technology infrastructure;

·                  higher professional and consulting costs; and

·                  a $4 million net decrease in valuation gains in respect of asset-backed commercial paper (“ABCP”).

Equity Income

Equity income increased $1 million to $204 million for 2015 compared to $203 million for 2014.

Other (Income) Expense, net

During the three months and years ended December 31, 2015 and 2014, we recorded other (income) expense, net (“Other Income” or “Other Expense”) items as follows:

	2015			2014
	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share

Fourth Quarter
Restructuring (1)	$15	$15	$0.03	$6	$5	$0.01

Third Quarter
Gain on disposal (2)	(136)	(80)	(0.19)	—	—	—
Restructuring (1)	12	12	0.03	7	6	0.01
	(124)	(68)	(0.16)	7	6	0.01

Second Quarter
Gain on disposal (2)	(57)	(42)	(0.10)	—	—	—
Restructuring (1)	—	—	—	11	10	0.02
	(57)	(42)	(0.10)	11	10	0.02

First Quarter
Restructuring (1)	—	—	—	22	20	0.05
Full year other (income) expense, net	$(166)	$(95)	$(0.23)	$46	$41	$0.09

(1)         Restructuring

[a]         For the year ended December 31, 2015

During 2015, we recorded net restructuring charges of $27 million ($27 million after tax) primarily in Germany related at our exterior systems and roof systems operations.

[b]         For the year ended December 31, 2014

During 2014, we recorded net restructuring charges of $46 million ($41 million after tax), in Europe at our exterior systems operations.

(2)         Gains on disposal

During the third quarter of 2015, we entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers. We contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result we recognized a gain of $136 million ($80 million after tax). We account for our ownership as an equity investment since we have significant influence through our voting rights, but do not control the joint venture.

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for gross proceeds of $120 million, resulting in a gain of $57 million ($42 million after tax).

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other expense (income), net.

	For the year ended December 31,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$19,015	$18,761	$254	$1,934	$2,003	$(69)
Europe	11,123	13,502	(2,379)	451	502	(51)
Asia	1,981	1,919	62	149	150	(1)
Rest of World	461	695	(234)	(25)	(35)	10
Corporate and Other	(446)	(474)	28	20	61	(41)
Total reportable segments	$32,134	$34,403	$(2,269)	$2,529	$2,681	$(152)

Excluded from Adjusted EBIT for 2015 and 2014 were the following other expense (income), net items, which have been discussed in the “Other Expense” section.

	For the year
	ended December 31,
	2015	2014

North America
Gain on sale	$(136)	$—

Europe
Gain on sale	(57)	—
Restructuring	27	46
	(30)	46

	$(166)	$46

North America

Adjusted EBIT in North America decreased $69 million to $1.93 billion for 2015 compared to $2.00 billion for 2014 primarily as a result of:

·                  lower recoveries associated with scrap steel;

·                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

·                  higher launch costs;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations;

·                  a higher amount of employee profit sharing; and

·                  net customer price concessions subsequent to of 2014.

These factors were partially offset by:

·                  margins earned on higher production sales;

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs;

·                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility, during the second quarter of 2014;

·                  lower warranty costs of $11 million;

·                  higher equity income; and

·                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe decreased $51 million to $451 million for 2015 compared to $502 million for 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Czech koruna and Russian ruble;

·                  higher launch costs;

·                  decreased margins earned on lower production sales;

·                  operational inefficiencies at certain facilities;

·                  lower equity income; and

·                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs;

·                  lower warranty costs of $5 million;

·                  productivity and efficiency improvements at certain facilities; and

·                  a lower amount of employee profit sharing.

Asia

Adjusted EBIT in Asia decreased $1 million to $149 million for 2015 compared to $150 million for 2014 primarily as a result of:

·                  increased pre-operating costs incurred at new facilities;

·                  higher launch costs;

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

·                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

·                  increased margins due to higher production sales;

·                  a lower amount of employee profit sharing;

·                  lower affiliation fees paid to Corporate;

·                  lower warranty costs of $4 million;

·                  higher equity income; and

·                  decreased commodity costs.

Rest of World

Adjusted EBIT in Rest of World increased $10 million to a loss of $25 million for 2015 compared to a loss of $35 million for 2014 primarily as a result of:

·                  productivity and efficiency improvements at certain facilities;

·                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

·                  decreased commodity costs;

·                  lower affiliation fees paid to Corporate; and

·                  net customer price increases subsequent to 2014.

These factors were partially offset by:

·                  decreased margins earned on lower production sales;

·                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers; and

·                  lower equity income.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $41 million to $20 million for 2015 compared to $61 million for 2014 primarily as a result of:

·                  a decrease in affiliation fees earned from our divisions;

·                  higher costs to support our global compliance program;

·                  costs related to the investment in our information technology infrastructure;

·                  higher professional and consulting costs;

·                  a $4 million net decrease in valuation gains in respect of ABCP;

·                  increased stock-based compensation; and

·                  a higher amount of employee profit sharing.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Interest Expense, net

During 2015, we recorded net interest expense of $44 million compared to $30 million for 2014. The $14 million increase is primarily as a result of interest expense on:

·                  the following issuances of senior, unsecure debt (the “Senior Debt”) during 2015:

·                  $650 million of 4.150% fixed-rate senior notes maturing on October 1, 2025;

·                  €550 million of 1.900% fixed-rate senior notes maturing on November 24, 2023; and

·                  Cdn$425 million of 3.100% fixed-rate senior notes maturing on December 15, 2022; and

·                  $750 million of 3.625% fixed rate senior notes issued during 2014.

These factors were partially offset by lower interest expense as a result of lower debt in Asia and South America.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $46 million to $2.65 billion for 2015 compared to $2.61 billion for 2014. Excluding Other Income and Other Expense, discussed in the “Other Expense” section, income from continuing operations before income taxes for 2015 decreased $166 million primarily as a result of:

·                  the negative impact of foreign exchange translation from the weakening of foreign currencies, including the Canadian dollar and euro, each against the U.S. dollar;

·                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

·                  lower recoveries associated with scrap steel;

·                  higher launch costs;

·                  the $14 million increase in interest expense, net, as discussed above;

·                  a $4 million net decrease in valuation gains in respect of ABCP;

·                  a higher amount of employee profit sharing;

·                  increased pre-operating costs incurred at new facilities; and

·                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

·                  increased margins due to higher production sales;

·                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach;

·                  decreased commodity costs;

·                  lower warranty costs of $20 million;

·                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014;

·                  lower incentive compensation; and

·                  productivity and efficiency improvements at certain facilities.

Income Taxes

	2015		2014
	$	%	$	%

Income taxes as reported	$711	26.8	$683	26.2
Tax effect on Other Income and Other Expense	(71)	(1.0)	5	(0.3)
Austrian Tax Reform	—	—	(32)	(1.2)
	$640	25.8	$656	24.7

For 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, in 2014 we have recorded a charge to income tax expense of $32 million (“Austrian Tax Reform”).

Excluding Other Income and Other Expense, after tax, and the Austrian Tax Reform, the effective income tax rate increased to 25.8% for 2015 compared to 24.7% for 2014 primarily as result of:

·                  higher non-creditable withholding tax;

·                  lower favourable audit settlements in 2015; and

·                  an increase in permanent items.

These factors were partially offset by a benefit recorded on the write-off of historical tax basis in one of our South American subsidiaries.

Income (loss) from Discontinued Operations, net of tax

Income (loss) from discontinued operations, net of tax reflects the results of our interiors operations which are classified as discontinued operations. During the third quarter of 2015, we sold these operations.

	2015	2014

Sales	$1,737	$2,394

Costs and expenses
Cost of goods sold	1,635	2,310
Depreciation and amortization	13	45
Selling, general and administrative	58	95
Equity income	(11)	(8)
Other expense, net	—	18
Income (loss) from discontinued operations before income taxes	42	(66)
Income taxes	20	(24)
	22	(42)
Gain on divestiture of discontinued operations, net of tax	45	—
Income (loss) from discontinued operations, net of tax	$67	$(42)

Income (loss) from discontinued operations, net of tax increased $109 million to $67 million for 2015 compared to a loss of $42 million for 2014 primarily as a result of the $45 million after-tax gain on divestiture, lower SG&A and depreciation costs partially offset by increased income taxes.

Loss from Continuing Operations Attributable to Non-controlling Interests

Loss from continuing operations attributable to non-controlling interests increased $4 million to $6 million for 2015 compared to $2 million for 2014.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $2.01 billion for 2015 increased $131 million compared to 2014. Excluding Other Income and Other Expense, after tax, and the Austrian Tax Reform as discussed in the “Other Expense” and the “Income Taxes” sections, respectively, net income attributable to Magna International Inc. decreased $37 million primarily as a result of the decrease in net income from continuing operations before income taxes partially offset by the income from discontinued operations, net of tax and lower income taxes, as discussed above.

Earnings per Share (restated)

	For the year
	ended December 31,
	2015	2014	Change

Basic earnings per Common Share
Continuing operations	$4.78	$4.50	+	6%
Attributable to Magna International Inc.	$4.94	$4.41	+	12%

Diluted earnings per Common Share
Continuing operations	$4.72	$4.44	+	6%
Attributable to Magna International Inc.	$4.88	$4.34	+	12%

Weighted average number of Common Shares outstanding (millions)
Basic	407.5	427.1	-	5%
Diluted	412.7	433.2	-	5%

Diluted earnings per share from continuing operations increased $0.28 to $4.72 for 2015 compared to $4.44 for 2014. Other Income and Other Expense, after tax, and the Austrian Tax Reform positively impacted diluted earnings per share from continuing operations by $0.23 in 2015 and negatively impacted diluted earnings per share from continuing operations by $0.17 in 2014. Other Income and Other Expense and the Austrian Tax Reform are discussed in the “Other Income” and “Income Taxes” sections, respectively. Excluding these impacts, diluted earnings per share from continuing operations decreased $0.12 as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during the 2015.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2014, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2015	2014	Change

Net income from continuing operations	$1,940	$1,922
Items not involving current cash flows	736	1,102
	2,676	3,024	$(348)
Changes in operating assets and liabilities	(344)	(202)
Cash provided from operating activities	$2,332	$2,822	$(490)

Cash flow from operations before changes in operating assets and liabilities decreased $348 million to $2.68 billion for 2015 compared to $3.02 billion for 2014. The decrease in cash flow from operations was due to a $366 million decrease in items not involving current cash flows partially offset by an $18 million increase in net income from continuing operations. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2015	2014

Depreciation and amortization	$802	$845
Amortization of other assets included in cost of goods sold	110	132
Other non-cash charges	44	35
Deferred income taxes	(7)	113
Equity income in excess of dividends received	(20)	(23)
Non-cash portion of Other Income	(193)	—
Items not involving current cash flows	$736	$1,102

Cash invested in operating assets and liabilities amounted to $344 million for 2015 compared to $202 million for 2014. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2015	2014

Accounts receivable	$(410)	$(760)
Inventories	(241)	(275)
Prepaid expenses and other	13	3
Accounts payable	139	634
Accrued salaries and wages	43	74
Other accrued liabilities	72	80
Income taxes payable	40	42
Changes in non-cash operating assets and liabilities	$(344)	$(202)

Higher accounts receivable relate primarily to higher tooling receivables related to program launches. The increase in inventories was primarily due to higher production inventory to support launch activities and increased tooling inventory in North America. The increase in accounts payable was primarily due to timing of payments.

Capital and Investment Spending

	For the year
	ended December 31,
	2015	2014	Change

Fixed asset additions	$(1,591)	$(1,495)
Investments and other assets	(221)	(172)
Fixed assets, investments and other assets additions	(1,812)	(1,667)
Purchase of subsidiaries	(222)	(23)
Proceeds from disposition	61	164
Proceeds on disposal of facilities	221	—
Sale of Interiors	520	—
Cash used in discontinued operations	(56)	(120)
Cash used for investment activities	$(1,288)	$(1,646)	$358

Fixed assets, investments and other assets additions

In 2015, we invested $1.59 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2015 was for manufacturing equipment for programs that will be launching subsequent to 2015.

In 2015, we invested $200 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during 2015 or will be launching subsequent to 2015. In addition, we invested $21 million in equity accounted investments.

Purchase of subsidiaries

During 2015, we invested $222 million to purchase subsidiaries, including:

·                  forming the Xingqiaorui, Partnership. Under the terms of the arrangement, Chongqing Xingqiaorui (“Xingqiaorui”) transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million. In exchange, we transferred a 47% non-controlling equity interest in our Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui; and

·                  Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

Proceeds from disposition

In 2015, the $61 million of proceeds include normal course fixed and other asset disposal.

Proceeds on disposal of facilities

During 2015, we received $221 million of proceeds on disposal of facilities related to the:

·                  sale of our battery pack business to Samsung SDI; and

·                  formation of a joint venture for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.

Sale of Interiors

On August 31, 2015, we sold substantially all of our interiors operations (excluding our seating operations) and received $520 million of proceeds, net of transaction costs.

Financing

	For the year
	ended December 31,
	2015	2014	Change

Issues of debt	$1,608	$860
Increase (decrease) in bank indebtedness	25	(2)
Repayments of debt	(99)	(188)
Issues of Common Shares	35	49
Repurchase of Common Shares	(515)	(1,783)
Contribution to subsidiaries by non-controlling interests	41	—
Dividends paid	(354)	(316)
Cash provided by (used for) financing activities	$741	$(1,380)	$2,121

Issues of debt relates primarily to the issue of the Senior Debt during 2015. The Senior Debt are senior unsecured obligations and do not include any financial covenants. We may redeem the Senior Debt in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Debt. The funds raised through these offerings were used for general corporate purposes, including capital expenditures, as well as the acquisition of Getrag.

During 2015, we purchased for cancellation 10.6 million Common Shares for an aggregate purchase price of $515 million under our normal course issuer bids.

Cash dividends paid per Common Share were $0.88 for 2015, for a total of $354 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2015	2014	Change
Liabilities
Bank indebtedness	$25	$30
Long-term debt due within one year	211	183
Long-term debt	2,346	812
	2,582	1,025
Non-controlling interest	151	14
Shareholders’ equity	8,966	8,659
Total capitalization	$11,699	$9,698	$2,001

Total capitalization increased by $2.00 billion to $11.70 billion at December 31, 2015 compared to $9.70 billion at December 31, 2014 as a result of a $1.56 billion increase in liabilities, a $307 million increase in shareholders’ equity and a $137 million increase in non-controlling interest.

The increase in liabilities relates primarily to the Senior Debt issued during 2015.

The increase in shareholders’ equity was primarily as a result of the $2.01 billion of net income earned in 2015.

This factor was partially offset by:

·                  the $798 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not the U.S. dollar;

·                  the $515 million repurchase and cancellation of 10.6 million Common Shares under our normal course issuer bid during 2015;

·                  $354 million of dividends paid during 2015; and

·                  the $244 million net unrealized loss on cash flow hedges.

The increase in non-controlling interest primarily relates to the formation of the Xingqiaorui Partnership.

Cash Resources

During 2015, our cash resources increased by $1.61 billion to $2.86 billion as a result of the cash provided from operating and financing activities partially offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2015, we had term and operating lines of credit totalling $2.55 billion of which $2.25 billion was unused and available.

On April 24, 2015, our $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During 2015, we issued $650 million of 4.150% fixed-rate senior notes maturing on October 1, 2025 and €550 million of fixed-rate senior notes maturing on November 24, 2023 under the filings. We also issued Cdn$425 million of 3.100% fixed-rate senior notes maturing on December 15, 2022 by way of private placement to accredited investors in Canada. The funds raised through these offerings were used for general corporate purposes, including capital expenditures, as well as the acquisition of Getrag. During the second quarter of 2014, we issued $750 million of 3.625% fixed-rate senior notes which mature on June 15, 2024 under the filings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 25, 2016 were exercised:

Common Shares	402,264,201
Stock options (i)	7,310,160
409,574,361

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2015, we had contractual obligations requiring annual payments as follows:

		2017-	2019-
	2016	2018	2020	Thereafter	Total

Operating leases	$268	$417	$299	$283	$1,267
Long-term debt	211	30	5	2,311	2,557
Unconditional purchase obligations:
Materials and services	2,325	144	26	6	2,501
Capital	442	73	40	18	573
Total contractual obligations	$3,246	$664	$370	$2,618	$6,898

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $494 million at December 31, 2015. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$493	$32	$295	$820
Less plan assets	(326)	—	—	(326)
Unfunded amount	$167	$32	$295	$494

Our off-balance sheet financing arrangements are limited to operating lease contracts.

We have facilities that are subject to operating leases. Operating lease payments in 2015 for facilities were $232 million. Operating lease commitments in 2016 for facilities are expected to be $227 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $53 million for 2015, and are expected to be $41 million in 2016.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

Sales

	For the three months
	ended December 31,
	2015	2014	Change
Vehicle Production Volumes (millions of units)
North America	4.546	4.377	+	4%
Europe	5.538	5.193	+	7%

Sales
External Production
North America	$4,670	$4,465	+	5%
Europe	1,832	2,077	-	12%
Asia	473	431	+	10%
Rest of World	87	169	-	49%
Complete Vehicle Assembly	628	743	-	15%
Tooling, Engineering and Other	878	905	-	3%
Total Sales	$8,568	$8,790	-	3%

External Production Sales - North America

External production sales in North America increased 5% or $205 million to $4.67 billion for the three months ended December 31, 2015 compared to $4.47 billion for the three months ended December 31, 2014, primarily as a result of:

·                  the launch of new programs during or subsequent to the fourth quarter of 2014, including the:

·                  Ford F-Series;

·                  Lincoln MKX;

·                  Nissan Navara; and

·                  Mercedes-Benz GLE Coupe; and

·                  higher production sales on existing programs.

These factors were partially offset by:

·                  a $264 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

·                  net divestitures subsequent to the fourth quarter of 2014, which negatively impacted sales by $21 million; and

·                  net customer price concessions subsequent to the fourth quarter of 2014.

External Production Sales - Europe

External production sales in Europe decreased 12% or $245 million to $1.83 billion for the three months ended December 31, 2015 compared to $2.08 billion for the three months ended December 31, 2014, primarily as a result of:

·                  a $269 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble and Czech koruna;

·                  lower production sales on existing programs;

·                  programs that ended production during or subsequent to the fourth quarter of 2014; and

·                  net customer price concessions subsequent to the fourth quarter of 2014.

These factors were partially offset by:

·                  launch of new programs during or subsequent to the fourth quarter of 2014, including the:

·                  BMW X1;

·                  BMW 7-Series;

·      Audi A4; and

·      Volkswagen Touran; and

·                  acquisitions subsequent to the fourth quarter of 2014, which positively impacted sales by $20 million.

External Production Sales - Asia

External production sales in Asia increased 10% or $42 million to $473 million for the three months ended December 31, 2015 compared to $431 million for the three months ended December 31, 2014, primarily as a result of:

·                  the launch of new programs during or subsequent to the fourth quarter of 2014, primarily in China and India; and

·                  acquisitions subsequent to the fourth quarter of 2014, including the Xingqiaorui Partnership, which positively impacted sales by $16 million.

These factors were partially offset by:

·                  a $21 million decrease in reported U.S. dollar as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

·                  net customer price concessions subsequent to the fourth quarter of 2014.

External Production Sales - Rest of World

External production sales in Rest of World decreased 49% or $82 million to $87 million for the three months ended December 31, 2015 compared to $169 million for the three months ended December 31, 2014, primarily as a result of:

·                  a $37 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real; and

·                  lower production sales on existing programs.

These factors were partially offset by net customer price increases subsequent to the fourth quarter of 2014.

Complete Vehicle Assembly Sales

	For the three months
	ended December 31,
	2015	2014	Change

Complete Vehicle Assembly Sales	$628	$743	-	15%

Complete Vehicle Assembly Volumes (Units)	25,042	32,965	-	24%

Complete vehicle assembly sales decreased 15%, or $115 million, to $628 million for the three months ended December 31, 2015 compared to $743 million for the three months ended December 31, 2014 and assembly volumes decreased 24% or 7,923 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

·                  a $94 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

·                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

·                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 3% or $27 million to $878 million for the three months ended December 31, 2015 compared to $905 million for the three months ended December 31, 2014.

In the three months ended December 31, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Chevrolet Cruze;

·                  Buick Enclave, GMC Acadia and Chevrolet Traverse;

·                  Chevrolet Malibu;

·                  Audi A4;

·                  Chrysler Pacifica and Dodge Caravan;

·                  Chevrolet Volt;

·                  Chevrolet Equinox and GMC Terrain; and

·                  Cadillac CT6.

In the three months ended December 31, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Ford F-Series and F-Series Super Duty;

·                  Ford Transit;

·                  Nissan NP300 Navara;

·                  Mercedes-Benz C-Class;

·                  Ford Mondeo;

·                  Buick Enclave, GMC Acadia and Chevrolet Traverse;

·                  Skoda Octavia; and

·                  Volkswagen Golf.

The weakening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar had an unfavourable impact of $83 million on our reported tooling, engineering and other sales.

Segment Analysis

	For the three months ended December 31,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change
North America	$5,090	$4,871	$219	$501	$537	$(36)
Europe	2,889	3,348	(459)	112	116	(4)
Asia	624	518	106	63	47	16
Rest of World	88	176	(88)	(6)	(5)	(1)
Corporate and Other	(123)	(123)	—	(14)	19	(33)
Total reportable segments	$8,568	$8,790	$(222)	$656	$714	$(58)

Excluded from Adjusted EBIT for the three months ended December 31, 2015 and 2014 was $15 million and $6 million, respectively of net restructuring costs recorded in our Europe segment as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America decreased $36 million to $501 million for the three months ended December 31, 2015 compared to $537 million for the three months ended December 31, 2014 primarily as a result of:

·                  lower recoveries associated with scrap steel;

·                  higher launch costs;

·                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

·                  operational inefficiencies and other costs at certain facilities, in particular at certain body and chassis operations;

·                  lower equity income;

·                  a higher amount of employee profit sharing; and

·                  net customer price concessions subsequent to the three months ended December 31, 2014.

These factors were partially offset by:

·                  decreased commodity costs;

·                  lower affiliation fees paid to Corporate;

·                  lower warranty costs of $5 million;

·                  margins earned on higher production sales; and

·                  productivity and efficiency improvements at certain facilities.

Europe

Adjusted EBIT in Europe decreased $4 million to $112 million for the three months ended December 31, 2015 compared to $116 million for the three months ended December 31, 2014 primarily as a result of:

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the euro;

·                  higher warranty costs of $5 million;

·                  higher launch costs;

·                  a higher amount of employee profit sharing;

·                  operational inefficiencies and other costs at certain facilities; and

·                  net customer price concessions subsequent to the three months ended December 31, 2014.

These factors were partially offset by:

·                  lower affiliation fees paid to Corporate;

·                  decreased commodity costs; and

·                  productivity and efficiency improvements at certain facilities.

Asia

Adjusted EBIT in Asia increased $16 million to $63 million for the three months ended December 31, 2015 compared to $47 million for the three months ended December 31, 2014 primarily as a result of:

·                  increased margins due to higher production sales;

·                  lower warranty costs of $3 million;

·                  higher equity income;

·                  lower launch costs; and

·                  lower affiliation fees paid to Corporate.

These factors were partially offset by:

·                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

·                  net customer price concessions subsequent to the three months ended December 31, 2014.

Rest of World

Adjusted EBIT in Rest of World decreased $1 million to a loss of $6 million for the three months ended December 31, 2015 compared to a loss of $5 million for the three months ended December 31, 2014 primarily as a result of:

·                  decreased margins earned on lower production sales; and

·                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers.

These factors were partially offset by:

·                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

·                  productivity and efficiency improvements at certain facilities; and

·                  net customer price increases subsequent to the three months ended December 31, 2014.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $33 million to a loss of $14 million for the three months ended December 31, 2015 compared to $19 million for the three months ended December 31, 2014 primarily as a result of:

·                  a decrease in affiliation fees earned from our divisions;

·                  higher costs to support our global compliance program; and

·                  costs related to the investment in our information technology infrastructure.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

SUBSEQUENT EVENT

Acquisition of Getrag

In the third quarter of 2015, we signed an agreement to acquire 100% of the common shares and voting interest of Getrag. Getrag is a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems. The transaction was completed on January 4, 2016.

The total consideration transferred by Magna was €1.75 billion in cash, and is subject to working capital and other customary purchase price adjustments. The acquisition of Getrag will be accounted for as a business combination under the acquisition method of accounting. We will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, we are unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 18 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2015, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: the expected growth of the powertrain product segment; and continued implementation of our capital structure strategy, including investments in our business through capital expenditures and acquisitions, and returns of capital to our shareholders through dividends and share repurchases. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing global or regional economic uncertainty; underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; risks of conducting business in foreign markets, including China, Russia, India, Argentina and Brazil and other non-traditional markets for us; legal claims and/or regulatory actions against us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; inability to sustain or grow our business; our ability to successfully compete with other automotive suppliers; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a shift away from technologies in which we are investing; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; a prolonged disruption in the supply of components to us from our suppliers; impairment charges related to goodwill, long-lived assets and deferred tax assets; risk of production disruptions due to natural disasters; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; risks arising due to the failure of a major financial institution; liquidity risks; bankruptcy or insolvency of a major customer or supplier; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2015	2014	2015	2014

Sales		$8,568	$8,790	$32,134	$34,403

Costs and expenses
Cost of goods sold		7,336	7,493	27,559	29,468
Depreciation and amortization		213	214	802	845
Selling, general and administrative	14	412	420	1,448	1,612
Interest expense, net		17	12	44	30
Equity income		(49)	(51)	(204)	(203)
Other expense (income), net	3	15	6	(166)	46
Income from operations before income taxes		624	696	2,651	2,605
Income taxes	13	142	180	711	683
Net income from continuing operations		482	516	1,940	1,922
(Loss) income from discontinued operations, net of tax	2	(7)	(7)	67	(42)
Net income		475	509	2,007	1,880

Loss from continuing operations attributable to non-controlling interests		1	—	6	2
Net income attributable to Magna International Inc.		$476	$509	$2,013	$1,882

Basic earnings per share (restated):	1, 4
Continuing operations		$1.20	$1.25	$4.78	$4.50
Discontinued operations		(0.02)	(0.02)	0.16	(0.09)
Attributable to Magna International Inc.		$1.18	$1.23	$4.94	$4.41

Diluted earnings per share (restated):	1, 4
Continuing operations		$1.19	$1.23	$4.72	$4.44
Discontinued operations		(0.02)	(0.01)	0.16	(0.10)
Attributable to Magna International Inc.		$1.17	$1.22	$4.88	$4.34

Cash dividends paid per Common Share (restated)	1	$0.22	$0.38	$0.88	$0.76

Weighted average number of Common Shares outstanding during the period [in millions] (restated):	4
Basic		402.6	412.4	407.5	427.1
Diluted		407.0	418.3	412.7	433.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2015	2014	2015	2014

Net income		$475	$509	$2,007	$1,880

Other comprehensive loss, net of tax:	16
Net unrealized loss on translation of net investment in foreign operations		(149)	(323)	(800)	(681)
Net unrealized loss on cash flow hedges		(54)	(79)	(244)	(103)
Reclassification of net loss on cash flow hedges to net income		39	6	95	10
Reclassification of net loss on pensions to net income		2	—	7	3
Reclassification of net loss on investments to net income		—	—	3	—
Pension and post retirement benefits		16	(72)	14	(72)
Other comprehensive loss		(146)	(468)	(925)	(843)

Comprehensive income		329	41	1,082	1,037
Comprehensive loss attributable to non-controlling interests		2	—	8	2
Comprehensive income attributable to Magna International Inc.		$331	$41	$1,090	$1,039

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2015	2014	2015	2014

Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$482	$516	$1,940	$1,922
Items not involving current cash flows	5	291	343	736	1,102
		773	859	2,676	3,024
Changes in operating assets and liabilities	5	243	130	(344)	(202)
Cash provided from operating activities		1,016	989	2,332	2,822

INVESTMENT ACTIVITIES
Fixed asset additions		(604)	(632)	(1,591)	(1,495)
Purchase of subsidiaries	6	(221)	(23)	(222)	(23)
Increase in investments and other assets		(69)	(22)	(221)	(172)
Proceeds from disposition		11	38	61	164
Proceeds on disposal of facilities	3	—	—	221	—
Sale of Interiors	2	47	—	520	—
Cash used in discontinued operations	2	—	(27)	(56)	(120)
Cash used for investing activities		(836)	(666)	(1,288)	(1,646)

FINANCING ACTIVITIES
Issues of debt	11	918	36	1,608	860
(Decrease) increase in bank indebtedness		(4)	(21)	25	(2)
Repayments of debt		(29)	(58)	(99)	(188)
Issue of Common Shares		16	6	35	49
Repurchase of Common Shares	15	(164)	(354)	(515)	(1,783)
Contribution to subsidiaries by non-controlling interests		31	—	41	—
Dividends paid		(84)	(75)	(354)	(316)
Cash provided from (used for) financing activities		684	(466)	741	(1,380)

Effect of exchange rate changes on cash and cash equivalents		(16)	(44)	(171)	(98)

Net increase (decrease) in cash and cash equivalents during the period		848	(187)	1,614	(302)
Cash and cash equivalents, beginning of period		2,015	1,436	1,249	1,551
Cash and cash equivalents, end of period		$2,863	$1,249	$2,863	$1,249

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		December 31,	December 31,
	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents	5	$2,863	$1,249
Accounts receivable		5,439	5,316
Inventories	7	2,564	2,525
Income taxes receivable		—	13
Prepaid expenses and other		278	150
Assets held for sale	2	—	609
		11,144	9,862

Investments	17	399	379
Fixed assets, net		6,005	5,402
Goodwill	6, 8	1,344	1,337
Deferred tax assets		271	220
Other assets	9	543	526
Noncurrent assets held for sale	2	—	348
		$19,706	$18,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$25	$30
Accounts payable		4,746	4,765
Accrued salaries and wages		660	686
Other accrued liabilities	10	1,512	1,448
Income taxes payable		122	—
Long-term debt due within one year		211	183
Liabilities held for sale	2	—	514
		7,276	7,626

Long-term debt	11	2,346	812
Long-term employee benefit liabilities	12	504	559
Other long-term liabilities		331	278
Deferred tax liabilities		132	92
Long-term liabilities held for sale	2	—	34
		10,589	9,401

Shareholders’ equity
Capital stock
Common Shares [issued: 402,264,201; December 31, 2014 – 410,325,270 (restated)]	1, 15	3,942	3,979
Contributed surplus		107	83
Retained earnings		6,387	5,155
Accumulated other comprehensive loss	16	(1,470)	(558)
		8,966	8,659

Non-controlling interests		151	14
		9,117	8,673
		$19,706	$18,074

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interests	Equity
		[in millions
		(restated)]

Balance, December 31, 2013		442.3	$4,230	$69	$5,011	$313	$16	$9,639

Net income attributable to Magna International Inc.					1,882		(2)	1,880
Other comprehensive loss						(843)		(843)
Shares issued on exercise of stock options		2.6	63	(12)				51
Repurchase and cancellation under normal course issuer bid	14	(34.8)	(342)		(1,413)	(28)		(1,783)
Release of restricted stock			5	(5)				—
Release of restricted stock units			14	(14)				—
Stock-based compensation expense	13			38				38
Reclassification of liability	13			7				7
Dividends paid		0.2	9		(325)			(316)
Balance, December 31, 2014		410.3	3,979	83	5,155	(558)	14	8,673

Net income attributable to Magna International Inc.					2,013		(6)	2,007
Other comprehensive loss						(923)	(2)	(925)
Shares issued on exercise of stock options		2.4	45	(10)				35
Release of restricted stock			5	(5)				—
Release of restricted stock units			12	(12)				—
Repurchase and cancellation under normal course issuer bid	14	(10.6)	(108)		(418)	11		(515)
Contribution by non-controlling interests	6			17			29	46
Purchase of non-controlling interests				(2)				(2)
Acquisition	6						116	116
Stock-based compensation expense	13			36				36
Dividends paid		0.2	9		(363)			(354)
Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2014.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes included in the Company’s 2014 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2015 and the results of operations, changes in equity and cash flows for the three-month and years ended December 31, 2015 and 2014.

[b]   Stock Split

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

[c]   Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting only occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results.  In the third quarter of 2015, the Company sold substantially all of its interiors operations. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported interiors operations are presented as discontinued operations separate from the Company’s continuing operations.  Prior period financial information has been reclassified to present the interiors operations as a discontinued operation, and has therefore been excluded from both continuing operations and segment results in these interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted.  Refer to Note 2 Discontinued Operations for further information regarding the Company’s discontinued operations.

[d]   Accounting Changes

In November 2015, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] No. 2015-17, Income Taxes (Topic 740):  Balance Sheet Classification of Deferred Taxes.  This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. As permitted, the Company elected to early adopt this guidance effective December 31, 2015, and has applied the guidance retrospectively. Accordingly, $181 million, $21 million and $79 million of deferred taxes have been reclassified from current deferred tax assets, current deferred tax liabilities and long-term deferred tax liabilities, respectively, to long-term deferred tax assets in the accompanying consolidated balance sheet as at December 31, 2014.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[e]   Future Accounting Standards

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the FASB issued ASU No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”.  This guidance requires debt issuance costs to be recorded as a direct reduction of the debt liability on the balance sheet rather than as an asset. The provisions of this update are effective as of January 1, 2016, and are not expected to have a significant impact on the Company.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods]. ASU 2014-09 may be adopted using one of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

[f]    Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              DISCONTINUED OPERATIONS

On August 31, 2015, the Company sold substantially all of its interiors operations [“the interiors operations”].  The Company recognized a gain on the divestiture within income from discontinued operations as follows:

Proceeds on disposal, net of transaction costs	$549
Net assets disposed	438
Pretax gain on divestiture	111
Income taxes	66
Gain on divestiture, net of tax	$45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS (CONTINUED)

The following table summarizes the carrying value of the major classes of assets and liabilities of the discontinued operations which were reflected as held for sale in the consolidated balance sheet at December 31, 2014:

Cash and cash equivalents	$4
Accounts receivable	355
Inventories	232
Income taxes receivable	3
Prepaid expenses and other	10
Deferred tax assets	12
Fixed assets, net	263
Goodwill	12
Investments	40
Other assets	26
Total assets of the discontinued operations classified as held for sale	$957

Bank indebtedness	$3
Accounts payable	376
Accrued salaries and wages	44
Other accrued liabilities	91
Long-term debt due within one year	1
Long-term employee benefit liabilities	20
Other long-term liabilities	12
Deferred tax liabilities	1
Total liabilities of the discontinued operations classified as held for sale	$548

A reconciliation of the major classes of line items constituting (loss) income from discontinued operations, net of tax as presented in the statements of income is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
Sales	$—	$642	$1,737	$2,394

Costs and expenses
Cost of goods sold	—	612	1,635	2,310
Depreciation and amortization	—	12	13	45
Selling, general and administrative	—	22	58	95
Equity income	—	(3)	(11)	(8)
Other expense, net	—	18	—	18
(Loss) income from discontinued operations before income taxes and gain on divestiture	—	(19)	42	(66)
Income taxes	—	(12)	20	(24)
(Loss) income from discontinued operations before gain on divestiture	—	(7)	22	(42)
(Loss) gain on divestiture of discontinued operations, net of tax	(7)	—	45	—
(Loss) income from discontinued operations, net of tax	$(7)	$(7)	$67	$(42)

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER EXPENSE (INCOME), NET

		Year ended
		December 31,
		2015	2014
Fourth Quarter
Restructuring	[a, c]	$15	$6

Third Quarter
Gain on disposal	[b]	(136)	—
Restructuring	[a, c]	12	7
		(124)	7
Second Quarter
Gain on disposal	[a]	(57)	—
Restructuring	[c]	—	11
		(57)	11
First Quarter
Restructuring	[c]	—	22
		$(166)	$46

For the year ended December 31, 2015:

[a]   Restructuring

During 2015, the Company recorded net restructuring charges of $27 million [$27 million after tax] primarily in Germany related to its exterior systems and roof systems operations.

[b]   Gain on disposal

During the third quarter of 2015, the Company entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.  The Company contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].  The Company will account for its ownership as an equity investment since Magna has significant influence through its voting rights, but does not control the joint venture.

During the second quarter of 2015, the company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

For the year ended December 31, 2014:

[c]   Restructuring

During 2014, the Company recorded net restructuring charges of $46 million [$41 million after tax] in Europe at its exterior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              EARNINGS PER SHARE

Earnings per share are computed as follows [restated [note 1]]:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
Income available to Common shareholders:

Net income from continuing operations	$482	$516	$1,940	$1,922
Loss from continuing operations attributable to non-controlling interests	1	—	6	2
Net income attributable to Magna International Inc. from continuing operations	483	516	1,946	1,924
(Loss) income from discontinued operations, net of tax	(7)	(7)	67	(42)
Net income attributable to Magna International Inc.	$476	$509	$2,013	$1,882

Weighted average shares outstanding:

Basic	402.6	412.4	407.5	427.1
Adjustments
Stock options and restricted stock [i]	4.4	5.9	5.2	6.1
Diluted	407.0	418.3	412.7	433.2

[i]       For the three months and year ended December 31, 2015, diluted earnings per Common Share exclude 1.6 million and 0.9 million [2014 — 0.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Earnings per Common Share:

Basic:
Continuing operations	$1.20	$1.25	$4.78	$4.50
Discontinued operations	(0.02)	(0.02)	0.16	(0.09)
Attributable to Magna International Inc.	$1.18	$1.23	$4.94	$4.41

Diluted:
Continuing operations	$1.19	$1.23	$4.72	$4.44
Discontinued operations	(0.02)	(0.01)	0.16	(0.10)
Attributable to Magna International Inc.	$1.17	$1.22	$4.88	$4.34

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	December 31,	December 31,
	2015	2014
Bank term deposits, bankers’ acceptances and government paper	$2,572	$1,058
Cash	291	191
	$2,863	$1,249

[b]         Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
Depreciation and amortization	$213	$214	$802	$845
Equity income in excess of dividends received	29	21	(20)	(23)
Amortization of other assets included in cost of goods sold	28	28	110	132
Other non-cash charges	23	8	44	35
Non-cash portion of Other expense (income), net [note 3]	—	—	(193)	—
Deferred income taxes	(2)	72	(7)	113
	$291	$343	$736	$1,102

[c]          Changes in operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
Accounts receivable	$178	$(62)	$(410)	$(760)
Inventories	90	(11)	(241)	(275)
Prepaid expenses and other	22	2	13	3
Accounts payable	(28)	230	139	634
Accrued salaries and wages	(27)	17	43	74
Other accrued liabilities	45	(20)	72	80
Income taxes payable	(37)	(26)	40	42
	$243	$130	$(344)	$(202)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              BUSINESS COMBINATIONS

Acquisitions in the year ended December 31, 2015

On December 10, 2015, the Company entered into a partnership agreement in China with Chongqing Xingqiaorui [the “Xingqiaorui Partnership”].  Chongqing Xingqiaorui [“Xingqiaorui”] is a Tier one supplier of automotive body-in-white components to Changan Ford. Under the terms of the arrangement, Xingqiaorui transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million.  In exchange, the Company transferred a 47% non-controlling equity interest in its Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui.

The acquisition of the 53% controlling interest in the China manufacturing facilities was accounted for as a business combination, and the Company recorded the assets acquired and liabilities assumed at their acquisition date fair values. For the partial sale of the Company’s Chongqing manufacturing facility, no revaluation occurred since the Company maintained its controlling interest. The difference between the cash consideration received and the amount allocated to the Non-controlling interest resulted in a gain of $20 million, which was credited to contributed surplus.

On November 30, 2015, the Company acquired a 100% interest in Stadco Automotive Ltd. [“Stadco”] for total cash consideration of $115 million. Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

The net effect of the acquisitions on the Company’s 2015 consolidated balance sheet is as follows:

	Xingqiaorui
	Partnership	Stadco	Other	Total
Cash	$23	$1	$—	$24
Non-cash working capital	(35)	(3)	1	(37)
Fixed assets	164	107	—	271
Goodwill, net	107	13	—	120
Other assets	10	—	1	11
Long-term employee benefit liabilities	—	—	(1)	(1)
Other long-term liabilities	(5)	—	—	(5)
Deferred tax liabilities	(18)	(3)	—	(21)
Non-controlling interests	(116)	—	—	(116)
Consideration paid	130	115	1	246
Less: Cash acquired	(23)	(1)	—	(24)
Net cash outflow	$107	$114	$1	$222

The Company’s purchase price allocations are preliminary and subject to revision as additional information regarding the fair value of assets and liabilities becomes available.  Adjustments in the purchase price allocations may require an adjustment to the amounts allocated to goodwill.

Acquisitions in the year ended December 31, 2014

In October 2014, the Company acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

The net effect of this acquisition on the Company’s 2014 consolidated balance sheet were increases in fixed assets of $21 million, goodwill of $3 million, other assets of $4 million, long-term debt of $4 million and deferred tax liabilities of $1 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2015	2014
Raw materials and supplies	$843	$846
Work-in-process	246	233
Finished goods	311	338
Tooling and engineering	1,164	1,108
	$2,564	$2,525

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8.              GOODWILL

The following is a continuity of the Company’s goodwill:

	2015	2014
Balance, beginning of period	$1,337	$1,427
Foreign exchange and other	(74)	(13)
Balance, March 31	1,263	1,414
Divestiture	(7)	—
Foreign exchange and other	16	7
Balance, June 30	1,272	1,421
Foreign exchange and other	(21)	(51)
Balance, September 30	1,251	1,370
Acquisitions [note 6]	120	3
Foreign exchange and other	(27)	(36)
Balance, December 31	$1,344	$1,337

9.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2015	2014
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$276	$243
Long-term receivables	87	85
Customer relationship intangibles	75	108
Patents and licences, net	37	32
Pension overfunded status	17	13
Unrealized gain on cash flow hedges	5	8
Other, net	46	37
	$543	$526

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10. WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014
Balance, beginning of period	$80	$81
Expense, net	8	7
Settlements	(10)	(7)
Foreign exchange and other	(6)	—
Balance, March 31	72	81
Expense, net	10	7
Settlements	(10)	(8)
Foreign exchange and other	1	(1)
Balance, June 30	73	79
Expense, net	1	23
Settlements	(10)	(9)
Foreign exchange and other	(5)	(5)
Balance, September 30	59	88
Expense, net	7	9
Settlements	(23)	(14)
Foreign exchange and other	16	(3)
Balance, December 31	$59	$80

11.       LONG-TERM DEBT

[a]         On December 7, 2015, the Company issued Cdn$425 million of 3.100% fixed-rate Senior Notes which mature on December 15, 2022. Interest is payable on June 15 and December 15 of each year.

On November 17, 2015, the Company issued €550 million of 1.900% fixed-rate Senior Notes which mature on November 24, 2023. Interest is payable annually on November 24.

On September 16, 2015, the Company issued $650 million of 4.150% fixed-rate Senior Notes which mature on October 1, 2025. Interest is payable on April 1 and October 1 of each year.

On June 16, 2014, the Company issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024. Interest is payable on June 15 and December 15 of each year.

All of the Senior Notes are senior unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[b]         On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, the U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
Defined benefit pension plan and other	$4	$6	$14	$15
Termination and long service arrangements	21	23	41	47
Retirement medical benefit plan	—	(2)	1	—
	$25	$27	$56	$62

13.       INCOME TAXES

During 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union.  Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria.  As a consequence of this change, the Company recorded a charge to tax expense of $32 million in 2014.

14.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers — restated [note 1]]:

	2015			2014
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	8,314,658	27.03	4,614,488	9,516,216	20.91	5,694,218
Granted	1,614,336	68.24	—	1,502,600	53.36	—
Exercised	(239,362)	29.49	(239,362)	(1,360,704)	19.75	(1,340,704)
Cancelled	(103,332)	34.30	—	(33,998)	26.10	(12,000)
Vested	—	—	1,965,904	—	—	1,558,768
March 31	9,586,300	33.83	6,341,030	9,624,114	26.12	5,880,282
Exercised	(308,424)	26.33	(308,424)	(592,070)	20.99	(592,070)
Cancelled	(48,906)	46.96	(2)	(21,000)	36.93	—
June 30	9,228,970	34.01	6,032,604	9,011,044	26.43	5,288,212
Exercised	(600,834)	14.22	(600,833)	(342,102)	19.27	(342,102)
Cancelled	(10,910)	56.11	—	—	—	—
September 30	8,617,226	35.36	5,431,771	8,668,942	26.72	4,946,110
Exercised	(1,238,412)	15.87	(1,238,412)	(354,284)	19.39	(354,284)
Cancelled	(29,398)	49.56	—	—	—	—
Vested	—	—	—	—	—	22,662
December 31	7,349,416	38.59	4,193,359	8,314,658	27.03	4,614,488

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       STOCK-BASED COMPENSATION (CONTINUED)

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2015	2014

Risk free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years

Weighted average fair value of options granted in period [Cdn$] [restated [note 1]]	$12.84	$11.47

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers — restated [note 1]]:

	2015		2014
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	1,174,648	$20	1,460,952	$25
Release of restricted stock	(286,312)	(4)	(286,304)	(5)
Awarded and not released, March 31, June 30, September 30 and December 31	888,336	$16	1,174,648	$20

[c]          Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers — restated [note 1]]:

	2015				2014
	Equity	Liability	Equity		Equity	Liability	Equity
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	985,278	46,052	303,261	1,334,591	1,263,709	60,238	254,894	1,578,841
Granted	120,958	15,922	12,112	148,992	101,619	16,050	12,630	130,299
Dividend equivalents	424	262	1,009	1,695	505	306	1,058	1,869
Released	(16,518)	—	—	(16,518)	(16,518)	—	—	(16,518)
Balance, March 31	1,090,142	62,236	316,382	1,468,760	1,349,315	76,594	268,582	1,694,491
Granted	93,821	—	9,793	103,614	110,484	2,000	10,714	123,198
Dividend equivalents	475	235	1,199	1,909	467	278	979	1,724
Balance, June 30	1,184,438	62,471	327,374	1,574,283	1,460,266	78,872	280,275	1,819,413
Granted	72,317	—	10,953	83,270	71,314	—	9,684	80,998
Dividend equivalents	347	281	1,491	2,119	342	262	977	1,581
Forfeitures	—	—	—	—	—	(820)	—	(820)
Released	(25,861)	—	—	(25,861)	(25,460)	—	—	(25,460)
Balance, September 30	1,231,241	62,752	339,818	1,633,811	1,506,462	78,314	290,936	1,875,712
Granted	69,326	—	11,097	80,423	79,636	—	11,244	90,880
Dividend equivalents	387	316	1,769	2,472	364	286	1,081	1,731
Released	(453,248)	(28,236)	—	(481,484)	(601,184)	(32,548)	—	(633,732)
Balance, December 31	847,706	34,832	352,684	1,235,222	985,278	46,052	303,261	1,334,591

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       STOCK-BASED COMPENSATION (CONTINUED)

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

Incentive Stock Option Plan	$3	$4	$12	$15
Long-term retention	1	1	4	4
Restricted stock unit	4	4	20	21
Total stock-based compensation expense	$8	$9	$36	$40

15.       COMMON SHARES

[a]         The Company repurchased shares under normal course issuer bids as follows [restated [note1]]:

	2015		2014
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	—	$—	5,420,000	$240
Second Quarter	—	—	11,436,362	575
Third Quarter	7,246,514	346	11,308,844	614
Fourth Quarter	3,505,970	155	6,904,598	337
	10,752,484	$501	35,069,804	$1,766

The Company can purchase up to 40 million shares under a normal course issuer bid that will terminate no later than November 12, 2016.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 25, 2016 were exercised or converted:

Common Shares	402,264,201
Stock options (i)	7,310,160
409,574,361

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2015	2014

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(255)	$454
Net unrealized loss	(438)	(112)
Repurchase of shares under normal course issuer bids	—	(4)
Balance, March 31	(693)	338
Net unrealized gain	63	100
Repurchase of shares under normal course issuer bids	—	(11)
Balance, June 30	(630)	427
Net unrealized loss	(275)	(346)
Repurchase of shares under normal course issuer bids	7	(10)
Balance, September 30	(898)	71
Net unrealized loss	(148)	(323)
Repurchase of shares under normal course issuer bids	4	(3)
Balance, December 31	(1,042)	(255)

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(113)	(20)
Net unrealized loss	(65)	(31)
Reclassification of net loss (gain) to net income	11	(1)
Balance, March 31	(167)	(52)
Net unrealized (loss) gain	(2)	49
Reclassification of net loss to net income	21	6
Balance, June 30	(148)	3
Net unrealized loss	(123)	(42)
Reclassification of net loss (gain) on cash flow hedges to net income	24	(1)
Balance, September 30	(247)	(40)
Net unrealized loss	(54)	(79)
Reclassification of net loss on cash flow hedges to net income	39	6
Balance, December 31	(262)	(113)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	(4)
Net unrealized gain (loss)	1	(1)
Balance, March 31	(3)	(5)
Net unrealized gain	1	—
Balance, June 30	(2)	(5)
Net unrealized (loss) gain	(2)	1
Reclassification of net loss to net income	3	—
Balance, September 30, December 31	(1)	(4)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

	2015	2014

Accumulated net unrealized loss on pension (ii)
Balance, beginning of period	(186)	(117)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(186)	(116)
Reclassification of net loss to net income	2	2
Balance, June 30	(184)	(114)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	2	—
Balance, September 30	(183)	(114)
Net unrealized gain (loss)	16	(72)
Reclassification of net loss to net income	2	—
Balance, December 31	(165)	(186)

Total accumulated other comprehensive loss	$(1,470)	$(558)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2015	2014

Balance, beginning of period	$44	$5
Net unrealized loss	27	10
Reclassifications of net (loss) gain to net income	(5)	1
Balance, March 31	66	16
Net unrealized gain	(1)	(18)
Reclassifications of net loss to net income	(8)	(1)
Balance, June 30	57	(3)
Net unrealized loss	47	16
Reclassifications of net (loss) gain to net income	(10)	1
Balance, September 30	94	14
Net unrealized loss	19	32
Reclassifications of net loss to net income	(16)	(2)
Balance, December 31	$97	$44

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pension is as follows:

	2015	2014

Balance, beginning of period	$36	$14
Reclassification of net loss to net income	—	—
Balance, March 31	36	14
Reclassification of net loss to net income	(1)	—
Balance, June 30	35	14
Net unrealized gain	(1)	—
Reclassification of net loss to net income	(1)	(1)
Balance, September 30	33	13
Net unrealized (gain) loss	(2)	23
Balance, December 31	$31	$36

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $185 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2015	2014

Trading
Cash and cash equivalents	$2,863	$1,249
Investment in asset-backed commercial paper	73	88
Equity investments	4	—
	$2,940	$1,337

Available-for-sale
Equity investments	$—	$5

Held to maturity investments
Severance investments	$3	$4

Loans and receivables
Accounts receivable	$5,439	$5,316
Long-term receivables included in other assets	87	85
	$5,526	$5,401

Other financial liabilities
Bank indebtedness	$25	$30
Long-term debt (including portion due within one year)	2,557	995
Accounts payable	4,746	4,765
	$7,328	$5,790

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$27	$21
Other assets	4	8
Other accrued liabilities	(191)	(90)
Other long-term liabilities	(152)	(80)
	(312)	(141)
Commodity contracts
Other accrued liabilities	—	(1)
	$(312)	$(142)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair value in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impact of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

December 31, 2014
Assets	$29	$28	$1
Liabilities	$(170)	$(28)	$(142)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2015, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$101 million [December 31, 2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $211 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2015, the net book value of the Company’s Senior Notes was $2.30 billion and the estimated fair value was $2.31 billion, determined primarily using active market prices, categorized as Level 1 inputs within the Accounting Standards Codification 820 fair value hierarchy.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period and year ended December 31, 2015, sales to the Company’s six largest customers represented 84% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]    Currency risk and foreign exchange contracts

At December 31, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. dollar amount	283	2,320
euro amount	58	11
Korean won amount	32,600	—

For U.S. dollars
Peso amount	7,717	—
Korean won amount	29,618	—

For euros
U.S. dollar amount	159	(301)
British pounds amount	11	(33)
Czech koruna amount	6,576	(2)

Forward contracts mature at various dates through 2020. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed.  The fresh statement of claim alleges, among other things:

·            breach of fiduciary duty by the Company and two of its subsidiaries;

·            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

·            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

·            inducement by the Company of a breach of the Licence Agreement by TRW;

·            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

·            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$2.56 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       CONTINGENCIES (CONTINUED)

[b]              In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings. In January 2016, the German Federal Cartel Office closed its investigation without taking any action against the Company or any of its operating divisions.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 10]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other expense (income), net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	December 31, 2015				December 31, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,751	$1,619		$647	$1,759	$1,648		$638
United States	2,491	2,378		1,431	2,388	2,241		1,204
Mexico	1,176	1,066		756	1,039	955		626
Eliminations	(328)	—		—	(315)	—		—
	5,090	5,063	$501	2,834	4,871	4,844	$537	2,468
Europe
Western Europe (excluding Great Britain)	2,283	2,202		1,279	2,686	2,611		1,302
Great Britain	129	129		145	108	107		36
Eastern Europe	562	500		474	690	570		498
Eliminations	(85)	—		—	(136)	—		—
	2,889	2,831	112	1,898	3,348	3,288	116	1,836
Asia	624	584	63	820	518	481	47	648
Rest of World	88	88	(6)	54	176	175	(5)	82
Corporate and Other	(123)	2	(14)	399	(123)	2	19	368
Total reportable segments	8,568	8,568	656	6,005	8,790	8,790	714	5,402
Other expense, net			(15)				(6)
Interest expense, net			(17)				(12)
	$8,568	$8,568	$624	6,005	$8,790	$8,790	$696	5,402
Current assets				11,144				9,862
Investments, goodwill deferred tax assets and other assets				2,557				2,462
Noncurrent assets held for Sale				—				348
Consolidated total assets				$19,706				$18,074

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

19.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2015				December 31, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$6,329	$5,856		$647	$6,799	$6,324		$638
United States	9,603	9,183		1,431	9,194	8,666		1,204
Mexico	4,261	3,869		756	3,984	3,653		626
Eliminations	(1,178)	—		—	(1,216)	—		—
	19,015	18,908	$1,934	2,834	18,761	18,643	$2,003	2,468
Europe
Western Europe (excluding Great Britain)	8,936	8,635		1,279	11,086	10,794		1,302
Great Britain	404	404		145	385	384		36
Eastern Europe	2,110	1,873		474	2,397	2,102		498
Eliminations	(327)	—		—	(366)	—		—
	11,123	10,912	451	1,898	13,502	13,280	502	1,836
Asia	1,981	1,846	149	820	1,919	1,773	150	648
Rest of World	461	461	(25)	54	695	694	(35)	82
Corporate and Other	(446)	7	20	399	(474)	13	61	368
Total reportable segments	32,134	32,134	2,529	6,005	34,403	34,403	2,681	5,402
Other income (expense), net			166				(46)
Interest expense, net			(44)				(30)
	$32,134	$32,134	$2,651	6,005	$34,403	$34,403	$2,605	5,402
Current assets				11,144				9,862
Investments, goodwill deferred tax assets and other assets				2,557				2,462
Noncurrent assets held for Sale				—				348
Consolidated total assets				$19,706				$18,074

20.       SUBSEQUENT EVENT

Acquisition of Getrag

In the third quarter of 2015, the Company signed an agreement to acquire 100% of the common shares and voting interest of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The transaction was completed on January 4, 2016.

The total consideration transferred by the Company was €1.75 billion in cash, and is subject to working capital and other customary purchase price adjustments.  The acquisition of Getrag will be accounted for as a business combination under the acquisition method of accounting. The Company will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill.